File No. 812-13681

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE

INVESTMENT COMPANY ACT FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A) AND

12(d)(1)(B) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING

CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

LEGG MASON PARTNERS EQUITY TRUST

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

55 Water Street

New York, NY 10041

LEGG MASON PARTNERS FUND ADVISOR, LLC

620 Eighth Avenue

New York, NY 10018

Communications, Notice, and Order to:

Burton M. Leibert, Esq.

Mary C. Carty, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, N.Y. 10019-6099

Copies to:

Robert I. Frenkel, Esq.

Legg Mason Partners Equity Trust

100 First Stamford Place

Stamford, CT 06902

as filed on

December 30, 2009

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

LEGG MASON PARTNERS EQUITY TRUST

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

55 Water Street

New York, New York 10041

LEGG MASON PARTNERS FUND ADVISOR, LLC

620 Eighth Avenue

New York, NY 10018

File No. 812-13681

) ) ) ) ) ) ) ) ) )

FIRST AMENDED AND RESTATED

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 12(d)(1)(J)

OF THE INVESTMENT COMPANY

ACT FOR EXEMPTIONS FROM

SECTIONS 12(d)(1)(A) AND 12(d)(1)(B)

OF THE ACT AND SECTIONS 6(c) AND

17(b) OF THE ACT EXEMPTING

CERTAIN TRANSACTIONS FROM

SECTION 17(a) OF THE ACT

I. INTRODUCTION

Legg Mason Partners Equity Trust (“LMP Equity Trust” or a “Trust”), Legg Mason Partners Variable Equity Trust (“LMP Variable Equity Trust” or a “Trust,” together with LMP Equity Trust, the “Trusts”) and Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “Adviser,” and together with the Trusts, the “Applicants”) hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) as described below. Applicants request that the order also extend to any current and future series of the Trusts, and any other existing or future registered open-end management investment companies, and any series thereof, that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”), as the Trusts and are, or in the future are, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trusts, the “Funds”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to the extent necessary to permit: (1) the Funds (each a “Fund of Funds”, and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) (“Unaffiliated Trusts”, together with Unaffiliated Investment Companies, “Unaffiliated Funds”); (2) the Unaffiliated Funds, or their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”), to sell shares of the Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of certain other Funds in the same group of investment companies as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds of Funds (the “Affiliated Funds,” together with the Unaffiliated Funds, the “Underlying Funds”); and (4) the Affiliated Funds, or their principal underwriters and any broker or dealer registered under the 1934 Act, to sell shares of the Affiliated Funds to the Funds of Funds. Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting the transactions in (1) through (4) above from Section 17(a) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this application.

Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).1 In addition to investing in Underlying Funds, each Fund of Funds may invest in government securities, domestic and foreign common and preferred stock, income-bearing securities, and in other securities and investments that are not issued by registered investment companies and that are consistent with its investment objective, including money market instruments (“Other Securities”).

All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.

II. APPLICANTS

A. LMP Equity Trust

LMP Equity Trust is a Maryland business trust registered as an open-end management investment company under the Act. Under Maryland law and LMP Equity Trust’s Agreement and Declaration of Trust dated October 2, 2006, as amended, LMP Equity Trust is managed under the direction of its Board of Trustees. LMP Equity Trust is a series trust, which currently offers forty-one Funds, each of which has its own investment objectives and policies. Shares of LMP Equity Trust are registered under the Securities Act of 1933, as amended (the “1933 Act”).

The following series of LMP Equity Trust each currently intends to operate as a Fund of Funds and rely on the requested order: Legg Mason Partners Lifestyle Allocation 100%, Legg Mason Partners Lifestyle Allocation 85%, Legg Mason Partners Lifestyle Allocation 70%, Legg

[1]	Certain of the Affiliated Funds also may operate as ETFs; however, no Fund of Funds will be an ETF.

Mason Partners Lifestyle Allocation 50%, Legg Mason Partners Lifestyle Allocation 30%, Legg Mason Partners Lifestyle Income Fund (collectively, the “LMP Lifestyle Allocation Funds”); Legg Mason Partners Target Retirement 2015, Legg Mason Partners Target Retirement 2020, Legg Mason Partners Target Retirement 2025, Legg Mason Partners Target Retirement 2030, Legg Mason Partners Target Retirement 2035, Legg Mason Partners Target Retirement 2040, Legg Mason Partners Target Retirement 2045, Legg Mason Partners Target Retirement 2050, and Legg Mason Partners Target Retirement Fund (collectively, the “LMP Target Retirement Funds”); and Legg Mason Permal Tactical Allocation Fund. The investment objective of each of those Funds is consistent with the Fund operating as a Fund of Funds in accordance with the terms and conditions contained herein.

B. LMP Variable Equity Trust

LMP Variable Equity Trust is a Maryland business trust registered as an open-end management investment company under the Act. Under Maryland law and LMP Variable Equity Trust’s Agreement and Declaration of Trust dated October 2, 2006, as amended, LMP Variable Equity Trust is managed under the direction of its Board of Trustees. LMP Variable Equity Trust is a series trust, which currently offers seventeen Funds, each of which has its own investment objectives and policies. Shares of LMP Variable Equity Trust are registered under the 1933 Act. Funds that are series of LMP Variable Equity Trust are offered to registered separate accounts (“Registered Separate Accounts”) and unregistered separate accounts (“Unregistered Separate Accounts”) of insurance companies that are not affiliates of the Adviser, which Registered Separate Accounts and Unregistered Separate Accounts fund certain variable annuity and variable life insurance contracts, and qualified retirement and pension plans (together with Registered Separate Accounts and the Unregistered Separate Accounts, the “Variable Accounts”).

The following series of LMP Variable Equity Trust each currently intends to operate as a Fund of Funds and rely on the requested order: Legg Mason Partners Variable Lifestyle Allocation 85%, Legg Mason Partners Variable Lifestyle Allocation 70%, and Legg Mason Partners Variable Lifestyle Allocation 50% (collectively, the “LMP Variable Lifestyle Allocation Funds”, and each, along with any future Fund of Funds that offers its shares to Variable Accounts, a “Variable Fund of Funds”). The investment objectives of each of those Funds is consistent with the Fund operating as a Fund of Funds in accordance with the terms and conditions contained herein.

C. The Adviser

LMPFA, a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”), serves as the investment adviser to LMP Equity Trust and LMP Variable Equity Trust, including the Funds listed above. LMPFA is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Pursuant to an investment advisory agreement with each Trust, the Adviser, subject to the general supervision of the Trust’s Board of Trustees, provides administrative and certain oversight services to the Funds and manages the Funds’ cash and short-term instruments and is responsible for the overall management of the Funds’ investment programs. LMPFA, with offices at 620 Eighth Avenue, New York, New York 10018, also serves as the investment manager of other Legg Mason-sponsored funds. As of September 30, 2009, LMPFA’s total assets under management were approximately $182.2 billion. LMPFA, or another investment adviser controlling, controlled by, or under common control with LMPFA (a “Control Affiliate”) provides these services to Affiliated Funds and will provide these services to future Funds of Funds and Affiliated Funds.

Legg Mason Global Asset Allocation, LLC (“LMGAA”), an investment adviser and wholly owned subsidiary of Legg Mason, provides day-to-day portfolio management services for the LMP Lifestyle Allocation Funds, the LMP Target Retirement Funds, and the LMP Variable Lifestyle Allocation Funds pursuant to subadvisory contracts with LMPFA. LMGAA is also responsible for implementing Legg Mason Permal Tactical Allocation Fund’s portfolio investment decisions and provides certain compliance and portfolio execution services to Legg Mason Permal Tactical Allocation Fund, pursuant to a subadvisory contract with LMPFA. LGMAA has offices at 620 Eighth Avenue, New York, New York 10018 and, as of September 30, 2009, has total assets under management of approximately $4.9 billion.

Permal Asset Management Inc., an investment adviser with offices at 900 Third Avenue, New York, New York 10022, provides day-to-day portfolio management services for Legg Mason Permal Tactical Allocation Fund pursuant to a subadvisory contract with LMPFA. Permal Asset Management, Inc. is a member of The Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. Permal Group, Ltd. is a subsidiary of Legg Mason. The Permal Group is a fund-of-funds investment management firm with approximately $25 billion in assets under management as of December 31, 2008.

Legg Mason, whose principal executive offices are at 100 Light Street, Baltimore, Maryland 21202, is a global asset management company. As of September 30, 2009, Legg Mason’s asset management operation had aggregate assets under management of approximately $702.7 billion. LMGAA and Permal Asset Management, Inc. are, and all future investment advisers and subadvisers to any Fund will be, registered as investment advisers under the Investment Advisers Act of 1940, as amended.

III. APPLICABLE LAW AND LEGAL ANALYSIS

A. Section 12(d)(1)

1. Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements.[2]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

2. Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of

[2]	See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337 at 311-24 (1966).

the limits set forth in Section 12(d)(1)(A) of the Act; and (ii) the Underlying Funds, their principal underwriters and any broker or dealer registered under the 1934 Act to sell their shares to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

For the reasons discussed below the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3. No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own board of trustees or directors (the board of trustees or directors of any Unaffiliated Fund, any Trust, or any Fund, its “Board”) and management. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that: (a) the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”); and (b) any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer)

advised by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Variable Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

A Registered Separate Account investing in a Variable Fund of Funds will seek voting instructions from its contract holders and will vote the shares of an Unaffiliated Fund held by the Registered Separate Account in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (i) vote the shares it holds of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its contract holders and vote the shares it holds in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose to prevent a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (such trustees or directors of any Fund, Trust, or Unaffiliated Fund, its “Independent Trustees”), will adopt procedures reasonably designed to assure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment

Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further assure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section l2(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.3

[3]	An Unaffiliated Fund (including an ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

4. No Excessive Layering of Fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds will pay advisory fees to their adviser(s). In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Fund in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to Registered Separate Accounts that invest in a Variable Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level, and other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD Conduct Rule 2830”)4, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

[4]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority, Inc.

Applicants represent that each Variable Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Registered Separate Account funding variable insurance contracts will be permitted to invest in the Variable Fund of Funds unless the insurance company has certified to such Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

5. Structure Is Not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Additionally, the proposed arrangement will not confuse investors because each Fund of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

B. Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Because the Adviser or a Control Affiliate of the Adviser serves as investment manager or investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and therefore affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds’ outstanding voting securities. The sale of shares by the Underlying

Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).5 Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.6

[5]	Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Unaffiliated Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. A Fund of Funds could seek to transact in “Creation Units” directly with an ETF that is an Unaffiliated Fund pursuant to the requested section 17(a) relief. Certain of the Affiliated Funds also may operate as ETFs; however, no Fund of Funds will be an ETF. Applicants are not requesting, and the Commission is not granting, any relief from section 17(a) to purchase and redeem Creation Units of any ETF that is an Affiliated Fund.
[6]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act. The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.

IV. PRECEDENTS IN SUPPORT OF THE EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated investment companies. Schwab Capital Trust, et al. (“Schwab”) Investment Company Act Rel. No. 24067 (October 1, 1999) (Notice); Investment Company Act Rel. No. 24113 (October 27, 1999) (Order) (the “Schwab Order”). Schwab requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. It also permits the Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).7

[7]	See also, MetLife Investors USA Insurance Company, et al., Inv. Co. Act Rd. No. 27059 (Sept 7, 2005) (order); Inv. Co. Act Rel. No. 27028 (Aug. 11, 2005) (notice).

With respect to funds of funds offered to registered separate accounts of insurance companies, Applicants note that substantially similar relief was granted in Nationwide Life Insurance Company, et al., Investment Company Act Release No. 25492 (Mar. 21, 2002) (Notice); Investment Company Act Release No. 25528 (Apr. 16, 2002) (Order); Federated Investors, Inc., et al., Investment Company Act Release No. 26600 (Sept. 17, 2004) (Notice); Investment Company Act Release No. 26632 (Oct. 13, 2004) (Order); MetLife Investors USA Insurance Company, et al., Investment Company Act Release No. 27028 (Aug. 11, 2005) (Notice); Investment Company Act Release No. 27059 (Sept. 7, 2005) (Order); ING Partners, Inc., et al., Investment Company Act Release No. 27116 (Oct. 12, 2005) (Notice); Investment Company Act Release No. 27142 (Nov. 8, 2005) (Order); Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release No. 27820 (May 9, 2007) (Notice); Investment Company Act Release No. 27849 (June 1, 2007) (Order); Aberdeen Asset Management Inc., et al., Investment Company Act Release No. 28428 (Sept. 30, 2008) (Notice); Investment Company Act Release No. 28475 (Oct. 28, 2008) (Order); and Phoenix Life Insurance Company, et al., Investment Company Act Release No. 28686 (Apr. 3, 2009) (Notice); Investment Company Act Release No. 28714 (Apr. 28, 2009) (Order).

With respect to funds of funds offered directly to the public, substantially similar relief was granted in Members Mutual Funds, et al., Investment Company Act Release No. 27598 (Dec. 13, 2006) (Notice); Investment Company Act Release No. 27657 (Jan. 9, 2007) (Order); John Hancock Trust, et al., Investment Company Act Release No. 27848 (May 30, 2007) (Notice); Investment Company Act Release No. 27873 (June 26, 2007) (Order); and Northern Institutional Trust et al., Investment Company Act Release No. 28119 (Jan. 16, 2008) (Notice); Investment Company Act Release No. 28149 (Feb. 12, 2008) (Order).

V. CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VI. APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust). With respect to each Variable Fund of Funds, a Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated

Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7. Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Investment Company made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. With respect to Registered Separate Accounts that invest in a Variable Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level, and other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12. No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VII. PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same. The certificate of each of the Applicants as required by Rule 0-2(c) under the Act authorizing the filing of the application and any amendments thereto are filed as Exhibits A-1 through A-3 of this application.

Applicants request that the Commission issue an order without conducting a hearing pursuant to Rule 0-5 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this application should be directed to individuals and addresses specified on the cover of this application.

VIII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

This application has been duly executed as of the 30th day of December 2009, by the undersigned officer of each of the Applicants.

SIGNATURES

Legg Mason Partners Equity Trust has caused this Application to be duly signed on its behalf.

On behalf of Legg Mason Partners Equity Trust

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

Legg Mason Partners Variable Equity Trust has caused this Application to be duly signed on its behalf.

On behalf of Legg Mason Partners Variable Equity Trust

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

Legg Mason Partners Fund Advisor, LLC has caused this Application to be duly signed on its behalf.

On behalf of Legg Mason Partners Fund Advisor, LLC

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

Exhibit Index

Exhibit	Description	Page
Exhibit A	Certificates	A-1 — A-3

Exhibit B	Verifications	B-1 — B-3

EXHIBIT A-1

LEGG MASON PARTNERS EQUITY TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of Legg Mason Partners Equity Trust, a business trust organized and existing under the laws of the State of Maryland; that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of Legg Mason Partners Equity Trust at a meeting on May 6-7, 2009; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from the provisions of Sections 12(d)(1) and 17(a) of the 1940 Act and the rules thereunder, as is determined by the officers of the Trust to be necessary or appropriate to provide for any series of the Trust to invest in affiliated and non-affiliated investment companies in excess of the limitations of Section 12(d)(1); and further

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

I hereby certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, as amended, to permit certain Fund of Funds arrangements, is the genuine signature of R. Jay Gerken, the duly elected and qualified President and Chief Executive Officer of Legg Mason Partners Equity Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 30th day of December 2009.

/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary

EXHIBIT A-2

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of Legg Mason Partners Variable Equity Trust, a business trust organized and existing under the laws of the State of Maryland, that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of Legg Mason Partners Variable Equity Trust at a meeting on May 6-7, 2009; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from the provisions of Sections 12(d)(1) and 17(a) of the 1940 Act and the rules thereunder, as is determined by the officers of the Trust to be necessary or appropriate to provide for any series of the Trust to invest in affiliated and non-affiliated investment companies in excess of the limitations of Section 12(d)(1); and further

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

I hereby certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, as amended, to permit certain Fund of Funds arrangements, is the genuine signature of R. Jay Gerken, the duly elected and qualified President and Chief Executive Officer of Legg Mason Partners Variable Equity Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 30th day of December 2009.

/s/ Thomas C. Mandia
Name: Thomas C. Mandia
Title: Assistant Secretary

EXHIBIT A-3

LEGG MASON PARTNERS FUND ADVISOR, LLC

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company; that the following is a true and accurate copy of certain resolutions adopted by the Board of Management of Legg Mason Partners Fund Advisor, LLC by unanimous written consent; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from the provisions of Sections 1 2(d)(1) and 17(a) of the 1940 Act and the rules thereunder, as is determined by the officers of the Company to be necessary or appropriate to provide for any series of the registered investment management companies managed or advised by the Company to invest in affiliated and non-affiliated investment companies in excess of the limitations of Section 12(d)(1); and be it further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and be it further

RESOLVED, that the execution by any of the officers of any paper or document or the doing by him, her or them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Company and the approval and ratification by this Company of the papers and documents so executed and the action so taken; and be it further

RESOLVED, that any and all actions heretofore or hereafter taken by the officers or agents of the Company in connection with the above resolutions be, and each hereby is, ratified and confirmed as the act and deed of the Company.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, as amended, to permit certain Fund of Funds arrangements, is the genuine signature of R. Jay Gerken, the duly elected and qualified President and Chief Executive Officer of Legg Mason Partners Fund Advisor, LLC.

IN WITNESS WHEREOF, I have hereunto set my name of the 30th day of December 2009.

/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Secretary

EXHIBIT B-1

LEGG MASON PARTNERS EQUITY TRUST

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 30, 2009 for and on behalf of Legg Mason Partners Equity Trust, a Maryland business trust; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

B-1

EXHIBIT B-2

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 30, 2009 for and on behalf of Legg Mason Partners Variable Equity Trust, a Maryland business trust; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

B-2

EXHIBIT B-3

LEGG MASON PARTNERS FUND ADVISOR, LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 30, 2009 for and on behalf of Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company; that he is the President and Chief Executive Officer of such company; and that all action by members, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

B-3